Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the nine-month periods ended September 30, 2024 and 2025. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2025 (the “2024 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2024 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and, on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, New York, Connecticut (Stamford) and Singapore. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.”

Eagle Merger

On April 9, 2024, we completed the merger with Eagle Bulk Shipping Inc. (“Eagle”) in an all-stock transaction (the “Eagle Merger”), which resulted in the issuance of 28,082,319 shares of our common stock. In addition, at the time of the Eagle Merger’s completion, 1,341,584 shares of our common stock were issued in exchange for the 511,840 loaned shares of Eagle common stock (the “Eagle loaned shares”) outstanding in connection with Eagle’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). Upon the maturity date of the Convertible Notes on August 1, 2024, the issued 1,341,584 shares of our common stock were cancelled upon return and 5,971,284 shares of our common stock were issued for settlement of such Convertible Notes.

Our Fleet

During the nine-month period ended September 30, 2025, we agreed to sell the vessels Star Omicron, Strange Attractor, Bittern, Puffin Bulker, Oriole, Star Canary, Star Petrel, Star Georgia, Star Nighthawk, Star Runner, Star Danai, Star Goal, Star Sandpiper and Star Owl. All of these vessels were delivered to their new owners during the nine-month period ended September 30, 2025, except for the vessels Star Runner and Star Sandpiper, which were delivered in October 2025.

On October 31, 2025, we entered into three novation and amendment agreements with Hengli Shipbuilding (Singapore) Pte. Ltd. and Hengli Shipbuilding (Dalian) Co. Ltd. for the acquisition of three 82,000 dwt Kamsarmax newbuilding vessels that are currently under construction. The three vessels are scheduled to be delivered within the three-month period ending September 30, 2026 as described in the table under section “Vessels Under Construction”.

 On a fully delivered basis, taking into account the delivery of the eight Kamsarmax vessels under construction, as of November 14, 2025, our owned fleet consists of 145 vessels with an aggregate carrying capacity of approximately 14.4 million dwt, 97% of which are fitted with Exhaust Gas Cleaning Systems (“scrubbers”) consisting of Newcastlemax, Capesize, Mini Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels.

The following tables present summary information relating to our fleet as of November 14, 2025:

Operating Fleet:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11, 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	ABY Fourteen LLC	Star Scarlett	175,649	August 3, 2018	2014
33	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
34	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
35	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
36	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
37	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
38	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
39	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
40	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010

Operating Fleet - Continued:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
41	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
42	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
43	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
44	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
45	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
46	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
47	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
48	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
49	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
50	ABY Seven LLC	Star Jeannette	82,566	August 3, 2018	2014
51	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
52	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
53	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
54	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
55	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
56	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
57	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
58	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
59	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
60	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
61	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
62	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
63	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
64	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
65	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
66	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
67	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
68	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
69	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
70	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
71	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
72	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
73	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
74	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
75	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
76	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
77	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011

Operating Fleet - Continued:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
78	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
79	Cape Town Eagle LLC	Star Cape Town	63,707	April 9, 2024	2015
80	Vancouver Eagle LLC	Star Vancouver	63,670	April 9, 2024	2020
81	Oslo Eagle LLC	Star Oslo	63,655	April 9, 2024	2015
82	Rotterdam Eagle LLC	Star Rotterdam	63,629	April 9, 2024	2017
83	Halifax Eagle LLC	Star Halifax	63,618	April 9, 2024	2020
84	Helsinki Eagle LLC	Star Helsinki	63,605	April 9, 2024	2015
85	Gibraltar Eagle LLC	Star Gibraltar	63,576	April 9, 2024	2015
86	Valencia Eagle LLC	Valencia Eagle	63,556	April 9, 2024	2015
87	Dublin Eagle LLC	Star Dublin	63,550	April 9, 2024	2015
88	Santos Eagle LLC	Star Santos	63,536	April 9, 2024	2015
89	Antwerp Eagle LLC	Star Antwerp	63,530	April 9, 2024	2015
90	Sydney Eagle LLC	Star Sydney	63,523	April 9, 2024	2015
91	Copenhagen Eagle LLC	Star Copenhagen	63,495	April 9, 2024	2015
92	Hong Kong Eagle LLC	Hong Kong Eagle	63,472	April 9, 2024	2016
93	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
94	Shanghai Eagle LLC	Star Shanghai	63,438	April 9, 2024	2016
95	Primavera Shipping LLC	Roberta	63,426	March 31, 2015	2015
96	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
97	Singapore Eagle LLC	Star Singapore	63,386	April 9, 2024	2017
98	Westport Eagle LLC	Star Westport	63,344	April 9, 2024	2015
99	Hamburg Eagle LLC	Star Hamburg	63,334	April 9, 2024	2014
100	Fairfield Eagle LLC	Star Fairfield	63,301	April 9, 2024	2013
101	Greenwich Eagle LLC	Star Greenwich	63,301	April 9, 2024	2013
102	Groton Eagle LLC	Star Groton	63,301	April 9, 2024	2013
103	Madison Eagle LLC	Madison Eagle	63,301	April 9, 2024	2013
104	Mystic Eagle LLC	Star Mystic	63,301	April 9, 2024	2013
105	Rowayton Eagle LLC	Star Rowayton	63,301	April 9, 2024	2013
106	Southport Eagle LLC	Star Southport	63,301	April 9, 2024	2013
107	Stonington Eagle LLC	Star Stonington	63,301	April 9, 2024	2012
108	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
109	Stockholm Eagle LLC	Star Stockholm	63,275	April 9, 2024	2016

Operating Fleet - Continued:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
110	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
111	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
112	New London Eagle LLC	Star New London	63,140	April 9, 2024	2015
113	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
114	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
115	Stamford Eagle LLC	Star Stamford	61,530	April 9, 2024	2016
116	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
117	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
118	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
119	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
120	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
121	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
122	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
123	Tokyo Eagle LLC	Star Tokyo	61,225	April 9, 2024	2015
124	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
125	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
126	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
127	Crane Shipping LLC	Crane	57,809	April 9, 2024	2010
128	Egret Shipping LLC	Egret Bulker	57,809	April 9, 2024	2010
129	Gannet Shipping LLC	Gannet Bulker	57,809	April 9, 2024	2010
130	Grebe Shipping LLC	Grebe Bulker	57,809	April 9, 2024	2010
131	Ibis Shipping LLC	Ibis Bulker	57,809	April 9, 2024	2010
132	Jay Shipping LLC	Jay	57,809	April 9, 2024	2010
133	Kingfisher Shipping LLC	Kingfisher	57,809	April 9, 2024	2010
134	Martin Shipping LLC	Martin	57,809	April 9, 2024	2010
135	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
136	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
137	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
		Total dwt	13,762,816

(1)	Subject to a sale and leaseback financing transaction as further described in Note 7 to our consolidated financial statements included in the 2024 Annual Report.

Vessels Under Construction:

	Wholly Owned Subsidiaries	Vessel Name	DWT		Delivery Date
1	Star Thundera LLC	Hull No 15	82,000	Qingdao Shipyard Co. Ltd.	March 2026
2	Star Caldera LLC	Hull No 16	82,000	Qingdao Shipyard Co. Ltd.	March 2026
3	Star Affinity LLC	Hull No 23	82,000	Qingdao Shipyard Co. Ltd.	July 2026
4	Star Terra LLC	Hull No 17	82,000	Qingdao Shipyard Co. Ltd.	August 2026
5	Star Nova LLC	Hull No 18	82,000	Qingdao Shipyard Co. Ltd.	October 2026
6	Star Blueseas I LLC	Hull No 67	82,000	Hengli Shipbuilding Pte. Ltd.	July 2026
7	Star Blueseas II LLC	Hull No 70	82,000	Hengli Shipbuilding Pte. Ltd.	August 2026
8	Star Blueseas III LLC	Hull No 72	82,000	Hengli Shipbuilding Pte. Ltd.	September 2026
		Total dwt	656,000

Long-Term Time Charter-In Vessels:

In addition, we have entered into long-term charter-in arrangements, the details of which are described in the below table.

#	Name	DWT	Built	Yard	Country	Delivery Date	Minimum Period
1	Star Shibumi (1)	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	Star Voyager (1)	82,000	2024	Tsuneishi, Zhousan	China	January 11, 2024	January 2031
3	Stargazer (1)	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024	January 2031
4	Star Explorer (1)	82,000	2024	JMU	Japan	March 8, 2024	March 2031
5	Star Earendel (1)	82,000	2024	JMU	Japan	June 28, 2024	June 2031
6	Star Illusion (1)	82,000	2024	Tsuneishi, Zhousan	China	October 11, 2024	October 2031
7	Star Thetis (1)	66,000	2024	Tsuneishi, Cebu	Philippines	November 12, 2024	November 2031
8	Tai Stride (2)	64,600	2022	Oshima	Japan	April 9, 2024	March 2026
	Total dwt	704,600

(1)	Recognized as right-of-use assets and corresponding lease liabilities as further described in Note 6 to our consolidated financial statements included in the 2024 Annual Report.
(2)
Time charter-in agreement acquired as part of the Eagle Merger with a remaining duration of less than twelve months as of April 9, 2024. The Company subsequently exercised an extension option on the agreement; however, this agreement does not meet the criteria under ASC 842 to be recognized as a right-of-use asset.

Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness, make dividend payments when approved by the Board of Directors and fund share repurchases when our share price is trading at a significant discount to the estimated net liquidation value of our vessels.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions, if any, our newbuilding program and vessel upgrades, interest and principal payments on short-term outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared and funding share repurchases, when our share price is trading at a significant discount to the estimated net liquidation value of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or lease financings, equity issuances and vessel sales. Please also refer to Note 12 to our unaudited interim condensed consolidated financial statements included elsewhere herein for further discussion on our contractual commitments as of September 30, 2025.

As of November 14, 2025, we had an aggregate amount of total cash and highly liquid investments (as described in Note 13 of our unaudited interim condensed consolidated financial statements included elsewhere herein) of $454.4 million and outstanding borrowings (including lease financing agreements) of $1,028.4 million.

Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. A summary of these terms is included in Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein and Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

We believe that our current cash balance and our operating cash flows to be generated over the short-term period will be sufficient to meet our known short-term and long-term liquidity requirements. These requirements include funding the operations of our fleet, capital expenditure requirements, including our commitments for the installation of Energy Saving Devices (“ESD”), telemetry equipment and other upgrades on our vessels, as well as the remaining contractual commitments for the eight vessels under construction. Furthermore, in April 2025, we entered into an agreement with E.SUN Commercial Bank Ltd. for a loan facility of up to $130.0 million for the post-delivery financing of five of our vessels under construction. In addition, we have an aggregate amount of $115.0 million available for drawing under two revolving credit facilities entered into in May 2025 and June 2025 with ABN AMRO Bank N.V. and National Bank of Greece S.A., respectively, as described in Note 8 of our unaudited interim condensed consolidated financial statements included elsewhere herein.

We may seek additional indebtedness to finance future vessel acquisitions and our newbuilding program in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the cash portion of the acquisition or construction cost of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition and construction of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions and newbuilding contracts will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However, our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, prevailing interest rates, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. Our liquidity is also impacted by our dividend policy, as discussed below.

Dividend Policy

Our dividend policy is described in Item 8. Financial Information-A. Consolidated statements and other financial information—Dividend Policy of our 2024 Annual Report.

On May 14, 2025, our Board of Directors decided to amend our previously approved dividend policy. Under the amended dividend policy, Star Bulk will pay a minimum quarterly dividend of $0.05 per share even if the quarterly “Cash Flow” (as defined in the dividend policy) would result in less or no dividend. The policy otherwise remains unchanged, including with respect to the Cash Flow definition and the limitations set out below.

On November 18, 2025, pursuant to our amended dividend policy, our Board of Directors declared a quarterly cash dividend of $0.11 per share, payable on or about December 18, 2025 to all shareholders of record as of December 5, 2025.

Since Star Bulk is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Star Bulk’s ability to pay dividends in the future will depend on its subsidiaries’ ability to distribute funds to it. Any future dividends declared will be at the discretion and remain subject to approval of our Board of Directors each quarter after its review of our financial condition and other factors, including but not limited to our earnings, the prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. Star Bulk’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to available funds and our Board of Directors’ determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance. There can be no assurance that our Board of Directors will continue to declare or pay any dividend in the future.

Other Recent Developments

Please refer to Note 16 to our unaudited interim condensed consolidated financial statements included elsewhere herein for developments that took place after September 30, 2025.

Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreightment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Nine-month period ended September 30,
(TCE rates expressed in U.S. Dollars)	2024	2025
Average number of vessels (1)	141.3	146.5
Number of vessels (2)	154	139
Average age of operational fleet (in years) (3)	11.9	12.5
Ownership days (4)	38,708	40,006
Available days (5)	37,210	37,893
Charter-in days (6)	1,793	2,928
Time Charter Equivalent Rate (TCE rate) (7)	$19,209	$14,190

____________________
(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of each period reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5)
Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.

(6)	Charter-in days are the total days that we charter-in third party vessels.

(7)
Time charter equivalent (“TCE”) rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE revenues (“TCE Revenues”), which consists of voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. TCE Revenues and TCE rate, as presented below, may not necessarily be comparable to those of other companies due to differences in methods of calculation.

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated financial statements included elsewhere herein.

	Nine-month period ended September 30,
	2024	2025
(In thousands of U.S. Dollars, except as otherwise stated)
Voyage revenues	$956,542	$741,913
Less:
Voyage expenses	(199,940)	(158,881)
Charter-in hire expenses	(31,812)	(48,606)
Realized gain/(loss) on FFAs/bunker swaps, net	(10,017)	3,258
Time charter equivalent revenues (“TCE Revenues”)	$714,773	$537,684
Available days	37,210	37,893
Daily time charter equivalent rate (“TCE rate”)	$19,209	$14,190

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners (whereas these expenses would otherwise be paid by the charterer under a time charter contract).

Charter-in Hire Expenses

Charter-in hire expenses represent hire expenses for chartering-in third party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the size, age and general condition of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value. We estimate the salvage value of each vessel to be $400 per light weight ton.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors’ and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

Other Operational Loss and Other Operational Gain

Other operational loss and other operational gain includes loss and gain, respectively, from all other operating activities which are not related to the principal activities of the Company, such as from insurance claims.

(Gain)/Loss on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including FFAs and freight options with an objective to utilize those instruments as economic hedges to reduce the risk on specific vessels trading in the spot market and to take advantage of short-term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum. The settlement amount is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as an asset or liability until they are settled with the change in their fair value being reflected in earnings. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled mainly through reputable exchanges such as Intercontinental Exchange (“ICE”) so as to limit our counterparty exposure in over-the-counter transactions. Bunker price differentials paid or received under the swap agreements as well as changes in their fair value are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as EEX, SGX or ICE). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

(Gain)/Loss on Sale of Vessels

(Gain)/Loss on sale of vessels represents net (gains)/losses from the sale of our vessels concluded during the period.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability, and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income and Other Income/(Loss)

We earn interest income on our cash deposits with our lenders and other financial institutions. Other income/(loss) mainly consists of gains/(losses) from realized and unrealized foreign exchange differences.

Gain/(Loss) on Derivative Financial Instruments, net

We may enter into interest rate swap transactions to manage interest costs and risks associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under Gain/(Loss) on derivative financial instruments, net, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income/(Loss) while any ineffective portion is recorded under Gain/(loss) on derivative financial instruments, net.

Results of Operations

The nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024

Voyage revenues net of Voyage expenses: For the nine-month periods ended September 30, 2025 and 2024 voyage revenues were $741.9 million and $956.5 million, respectively, while voyage expenses totaled $158.9 million and $199.9 million, respectively. TCE Revenues (as defined above) for the nine-month period ended September 30, 2025 decreased to $537.7 million compared to $714.8 million for the corresponding period in 2024. The decrease in both Voyage revenues and TCE Revenues, despite the increase in the average number of vessels in our fleet to 146.5 from 141.3 during the relevant periods, was primarily attributable to the significant decline in charter rates. As a result, the TCE rate for the nine-month period ended September 30, 2025 decreased to $14,190 from $19,209 for the corresponding period in 2024. Please refer to the table above for the calculation of the TCE Revenues and TCE rate and their reconciliation with Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Charter-in hire expenses: Charter-in hire expenses for the nine-month periods ended September 30, 2025 and 2024 were $48.6 million and $31.8 million, respectively. This increase is mainly attributable to the increase in charter-in days to 2,928 in the nine-month period ended September 30, 2025 from 1,793 in the corresponding period in 2024.

Vessel operating expenses: For the nine-month periods ended September 30, 2025 and 2024, vessel operating expenses were $203.7 million and $202.2 million, respectively. The increase in our operating expenses was primarily attributable to the increase in the average number of vessels in our fleet to 146.5 from 141.3 during the nine-month period ended September 30, 2025 compared to corresponding period in 2024.

Dry docking expenses: Dry docking expenses for the nine-month periods ended September 30, 2025 and 2024 were $73.8 million and $42.5 million, respectively. During the nine-month period ended September 30, 2025, 39 vessels completed their periodic dry-docking surveys, compared to 29 during the corresponding period in 2024. In addition, the dry docking of nine of our vessels was in progress as of September 30, 2025, further contributing to the overall increase of dry docking expenses.

Depreciation: Depreciation expense increased to $127.4 million for the nine-month period ended September 30, 2025 compared to $120.0 million for the corresponding period in 2024. The increase is driven by the increase in the average number of vessels in our fleet to 146.5 from 141.3 during the relevant periods.

General and administrative expenses and Management fees: General and administrative expenses for the nine-month periods ended September 30, 2025 and 2024 were $53.2 million and $51.8 million, respectively, which included the share-based compensation expense of $13.7 million and $13.3 million, respectively. Vessel management fees for the nine-month period ended September 30, 2025 increased to $17.4 million compared to $13.7 million for the corresponding period in 2024. The increase in both general and administrative expenses and management fees is mainly attributable to the increase in the average number of vessels in our fleet, as described above.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the nine-month period ended September 30, 2025, we incurred a net gain on FFAs and bunker swaps of $4.2 million, consisting of a realized gain of $3.3 million and unrealized gain of $0.9 million. For the nine-month period ended September 30, 2024, we incurred a net loss on FFAs and bunker swaps of $4.2 million, consisting of realized loss of $10.0 million and an unrealized gain of $5.8 million.

Other operational gain: Other operational gain for the nine-month period ended September 30, 2025, amounted to $14.7 million, mainly consisting of $2.3 million insurance proceeds pursuant to war risk insurance policy in connection with the prolonged detainment of one of our vessels in Ukraine in 2022, $9.2 million related to the write-off of previously recorded accruals and liabilities that the Company no longer expects to require settlement and $3.2 million derived from various insurance claims. Other operational gain for the nine-month period ended September 30, 2024 amounted to $4.4 million and primarily derived from various insurance claims.

(Gain)/Loss on sale of vessels: Our results for the nine-month period ended September 30, 2025, include an aggregate net loss of $14.0 million which resulted from the sale of vessels during the period, as discussed under the section “Our Fleet” above. For the nine-month period ended September 30, 2024, a net gain of $32.0 million resulted from the completion of the sale of certain vessels.

Interest and finance costs net of interest income and other income/(loss): Interest and finance costs net of interest income and other income/(loss) for the nine-month periods ended September 30, 2025 and 2024 were $41.4 million and $56.1 million, respectively. The driving factor for this decrease was the significant decrease in our weighted average outstanding indebtedness, along with a lower weighted average interest rate in the nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024, which was partially offset by the decrease in swap interest income since during the second and third quarter of 2025 we had no interest rate swaps designated as cash flow hedges.

Cash Flows

Net cash provided by operating activities for the nine-month periods ended September 30, 2025 and 2024 was $194.8 million and $394.9 million, respectively. The decrease was primarily driven by increased expenses resulting from the increase in the average number of vessels in our fleet to 146.5 from 141.3 and increased drydocking activity during the recent period, partially offset by lower interest and finance costs during the nine-month period ended September 30, 2025 compared to the corresponding period in 2024, as well as lower TCE Revenues recognized during the nine-month period ended September 30, 2025 due to lower charter rates resulting from weaker market conditions prevailing compared to the corresponding period in 2024.

Net cash provided by investing activities for the nine-month periods ended September 30, 2025 and 2024 was $127.0 million and $313.6 million, respectively. The decrease was mainly attributable to lower proceeds from vessel sales by $112.0 million in the nine-month period ended September 30, 2025 compared to the corresponding period in 2024 and to $104.3 million of cash acquired in connection with the Eagle Merger during the nine-month period ended September 30, 2024. This decrease was partially offset by $21.9 million less cash paid during the nine-month period ended September 30, 2025, for advances for vessels under construction and vessel upgrades, as well as by a $8.7 million increase in hull and machinery insurance proceeds received during the nine-month period ended September 30, 2025 compared to the corresponding period in 2024.

Net cash used in financing activities for the nine-month periods ended September 30, 2025 and 2024 was $305.5 million and $497.7 million, respectively. The decrease was primarily driven by a $61.2 million decrease in net debt outflows and a $184.4 decrease in the aggregate amount of dividends paid during the nine-month period ended September 30, 2025 compared to the corresponding period of 2024, partially offset by an increased outflow of $56.2 million used for share repurchases during the nine-month period ended September 30, 2025 compared to the corresponding period of 2024.

Significant Accounting Policies and Critical Accounting Estimates

For a description of all our significant accounting policies and our critical accounting estimates, see Note 2 to our audited financial statements and “Item 5. Operating and Financial Review and Prospects,” included in our 2024 Annual Report, as supplemented by Note 2 of the unaudited interim condensed consolidated financial statements included elsewhere herein. There have been no material changes from the “Critical Accounting Estimates” previously disclosed in our 2024 Annual Report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2024 and September 30, 2025	F-2
Unaudited Interim Condensed Consolidated Income Statements for the nine-month periods ended September 30, 2024 and 2025	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the nine-month periods ended September 30, 2024 and 2025	F-4
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the nine-month periods ended September 30, 2024 and 2025	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2024 and 2025	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Unaudited Consolidated Balance Sheets
As of December 31, 2024 and September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	December 31, 2024	September 30, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$425,066	$442,350
Restricted cash, current (Notes 8 and 13)	11,218	10,189
Trade accounts receivable, net	79,303	72,391
Inventories (Note 4)	78,589	60,971
Due from managers	45	2
Due from related parties (Note 3)	37	36
Prepaid expenses and other receivables	18,873	21,618
Derivatives, current asset portion (Note 13)	2,177	1,076
Accrued income	67	-
Other current assets (including nil and $1,008 of investment in debt security as of December 31, 2024 and September 30, 2025, respectively, Note 13)	43,598	29,793
Total Current Assets	658,973	638,426

FIXED ASSETS
Advances for vessels under construction (Note 5)	27,526	34,314
Vessels and other fixed assets, net (Note 5)	3,208,357	2,946,405
Total Fixed Assets	3,235,883	2,980,719

OTHER NON-CURRENT ASSETS
Long-term investment (Note 3)	1,733	1,672
Restricted cash, non-current (Note 8)	4,596	4,615
Operating leases, right-of-use assets (Note 6)	184,509	164,336
Derivatives, non-current asset portion (Note 13)	330	-
Other non-current assets	354	310
TOTAL ASSETS	$4,086,378	$3,790,078

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans & revolving facilities (Note 8)	$221,147	$195,437
Lease financing short term (Note 7)	2,731	2,731
Accounts payable	51,591	52,267
Due to managers	10,938	17,998
Due to related parties (Note 3)	3,274	2,069
Accrued liabilities	62,607	49,379
Operating lease liabilities, current (Note 6)	28,227	28,649
Deferred revenue	17,297	19,609
Other current liabilities	2,000	2,000
Total Current Liabilities	399,812	370,139

NON-CURRENT LIABILITIES
Long-term bank loans & revolving facilities, net of current portion and unamortized loan issuance costs of $7,606 and $5,608, as of December 31, 2024 and September 30, 2025, respectively (Note 8)	1,035,135	857,663
Lease financing long term, net of unamortized lease issuance costs of $51 and $24, as of December 31, 2024 and September 30, 2025, respectively (Note 7)	12,524	10,503
Operating lease liabilities, non-current (Note 6)	156,282	135,687
Other non-current liabilities	850	670
TOTAL LIABILITIES	1,604,603	1,374,662

COMMITMENTS & CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2024 and September 30, 2025, respectively (Note 9)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 117,630,112 shares issued and outstanding as of December 31, 2024; 114,209,924 shares issued and outstanding as of September 30, 2025 (Note 9)	1,142	1,142
Additional paid in capital	3,083,906	3,022,126
Accumulated other comprehensive income	2,299	535
Accumulated deficit	(605,572)	(608,387)
Total Shareholders' Equity	2,481,775	2,415,416
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,086,378	$3,790,078

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Income Statements
For the nine-month periods ended September 30, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2024	2025

Revenues:
Voyage revenues (Note 15)	$956,542	$741,913

Expenses/(Income)
Voyage expenses (Note 3)	199,940	158,881
Charter-in hire expenses (Note 6)	31,812	48,606
Vessel operating expenses	202,235	203,657
Dry docking expenses	42,472	73,762
Depreciation (Note 5)	120,020	127,363
Management fees (Note 3)	13,676	17,412
General and administrative expenses (Note 3)	51,792	53,240
Loss on write-down of inventory	4,602	-
Other operational loss	1,392	3,764
Other operational gain (Note 14)	(4,410)	(14,650)
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 13)	4,239	(4,206)
(Gain)/Loss on sale of vessels (Note 5)	(31,999)	13,953
Total operating expenses, net	635,771	681,782
Operating income	320,771	60,131

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(70,511)	(55,822)
Interest income and other income/(loss)	14,410	14,426
Gain/(Loss) on derivative financial instruments, net (Note 13)	(1,602)	751
Gain/(Loss) on debt extinguishment, net (Notes 8 and 13)	(1,012)	(405)
Total other expenses, net	(58,715)	(41,050)

Income before taxes and equity in income/(loss) of investee	$262,056	$19,081
Income tax (expense)/refund	116	-
Income before equity in income/(loss) of investee	262,172	19,081
Equity in income/(loss) of investee (Note 3)	36	(61)
Net income	262,208	19,020
Earnings per share, basic	$2.54	$0.16
Earnings per share, diluted	2.48	0.16
Weighted average number of shares outstanding, basic (Note 10)	103,364,099	115,551,743
Weighted average number of shares outstanding, diluted (Note 10)	105,545,672	115,908,321

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)
For the nine-month periods ended September 30, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2024	2025
Net income	$262,208	$19,020
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	1,997	(684)
Unrealized gain / (loss) from hedging foreign currency forward contracts recognized in Other comprehensive income/(loss) before reclassifications	(267)	-
Unrealized gain / (loss) from investment in debt security recognized in Other comprehensive income/(loss) before reclassifications		94
Less:
Reclassification adjustments of interest rate swap gain/(loss)	(4,287)	(1,174)
Other comprehensive income / (loss)	(2,557)	(1,764)
Total comprehensive income	$259,651	$17,256

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
For the nine-month periods ended September 30, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Total Shareholders' Equity
BALANCE, January 1, 2024	84,016,892	$840	$2,287,055	$5,393	$(633,218)	$1,660,070
Net income	-	-	-	-	262,208	262,208
Other comprehensive income / (loss)	-	-	-	(2,557)	-	(2,557)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 9)	754,812	8	13,263	-	-	13,271
Dividends declared ($1.90 per share)	-	-	-	-	(206,194)	(206,194)
Offering Expenses	-	-	(85)	-	-	(85)
Issuance of common stock for Eagle Merger (Note 1)	28,082,319	281	665,270	-	-	665,551
Excess fair value of Convertible Notes (Note 1)	5,971,284	59	138,620	-	-	138,679
Repurchase and cancellation of common shares (Note 9)	(933,004)	(9)	(19,240)	-	-	(19,249)
BALANCE, September 30, 2024	117,892,303	$1,179	$3,084,883	$2,836	$(577,204)	$2,511,694

BALANCE, January 1, 2025	117,630,112	1,142	3,083,906	2,299	(605,572)	2,481,775
Net income	-	-	-	-	19,020	19,020
Other comprehensive income / (loss)	-	-	-	(1,764)	-	(1,764)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 9)	1,237,715	12	13,669	-	-	13,681
Dividends declared ($0.19 per share) (Note 9)	-	-	-	-	(21,829)	(21,829)
Repurchase and cancellation of common shares (Note 9)	(4,657,903)	(46)	(75,421)	-	-	(75,467)
Sale of subsidiaries Cyprus & Germany	-	34	(28)	-	(6)	-
BALANCE, September 30, 2025	114,209,924	$1,142	$3,022,126	$535	$(608,387)	$2,415,416

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2024	2025
Cash Flows from Operating Activities:
Net income	$262,208	$19,020
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	120,020	127,363
Amortization of debt (loans & leases) issuance costs	2,664	2,419
Noncash lease expense	11,961	21,099
Gain/(Loss) on debt extinguishment, net	1,012	405
(Gain)/Loss on sale of vessels	(31,999)	13,953
Share-based compensation	13,271	13,681
Loss on write-down of inventory	4,602	-
Change in fair value of derivatives	(3,898)	(507)
Other non-cash charges	(103)	(180)
Write-off of accruals and current liabilities	-	(9,266)
Gain on hull and machinery claims	(898)	(219)
Equity in income/(loss) of investee	(36)	61
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	27,406	6,912
Inventories	2,407	16,565
Prepaid expenses and other receivables	(12,491)	(942)
Derivatives asset	1,225	174
Accrued income	(121)	67
Due from related parties	2	1
Due from managers	23	43
Other non-current assets	(19)	44
Increase/(Decrease) in:
Accounts payable	1,632	5,110
Operating lease liability	(11,961)	(21,099)
Due to related parties	33	(1,205)
Accrued liabilities	(4,952)	(8,028)
Due to managers	11,034	7,060
Deferred revenue	(166)	2,312
Other current liabilities	2,000	-
Net cash provided by / (used in) Operating Activities	394,856	194,843

Cash Flows from Investing Activities:
Advances for vessels acquisitions, vessels under construction, vessel upgrades and other fixed assets	(47,700)	(25,817)
Cash proceeds from vessel sales	253,549	141,540
Investment in debt security	-	(914)
Cash acquired related to the Eagle Merger	104,325	-
Hull and machinery insurance proceeds	3,420	12,147
Net cash provided by / (used in) Investing Activities	313,594	126,956

Cash Flows from Financing Activities:
Proceeds from bank loans	388,120	248,000
Loan and lease prepayments and repayments	(656,560)	(455,226)
Financing and debt extinguishment fees paid	(3,695)	(1,003)
Dividends paid	(206,194)	(21,829)
Offering expenses paid	(85)	-
Repurchase of common shares	(19,249)	(75,467)
Net cash provided by / (used in) Financing Activities	(497,663)	(305,525)

Net increase/(decrease) in cash and cash equivalents and restricted cash	210,787	16,274
Cash and cash equivalents and restricted cash at beginning of period	261,750	440,880

Cash and cash equivalents and restricted cash at end of period	$472,537	$457,154
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest, net of amount capitalized	$64,958	$53,034
Non-cash investing and financing activities:
Shares issued in connection with Eagle Merger	665,551	-
Vessel upgrades	5,254	6,450
Assumed bank loans and Convertible notes debt related to Eagle Merger	514,180	-
Right-of-use assets and lease obligations for charter-in contracts	115,257	924
Unpaid costs of sales of vessels	-	304
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$453,564	$442,350
Restricted cash, current	14,367	10,189
Restricted cash, non-current	4,606	4,615
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$472,537	$457,154

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, New York, Connecticut (Stamford) and Singapore. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2024 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”). The balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2024 Annual Report.

As of September 30, 2025, the Company owned a modern fleet of 139 dry bulk vessels (two of which were previously agreed to be sold, and were subsequently delivered to their new owners in October 2025, as discussed in Note 5) consisting of Newcastlemax, Capesize, Mini Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 55,569 deadweight tonnage (“dwt”) and 209,537 dwt, and a combined carrying capacity of 13.9 million dwt and an average age of 12.5 years. Also, the Company has entered into firm shipbuilding contracts for the construction of five 82,000 dwt Kamsarmax newbuilding vessels with expected deliveries between March 2026 and October 2026. In addition, through certain of its subsidiaries, the Company charters-in a number of third-party vessels on a short-term basis and, as of September 30, 2025, charters-in eight vessels on a long-term basis to increase its operating capacity in order to satisfy its clients’ needs.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information - continued:

Eagle Merger

On April 9, 2024 (the “Effective Time”), the Company completed the merger with Eagle Bulk Shipping Inc. (“Eagle”) in an all-stock transaction (the “Eagle Merger”), following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

At the Effective Time, each share of Eagle common stock issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 2.6211 shares of Star Bulk common stock, which resulted in the issuance of 28,082,319 shares of Star Bulk common stock. In addition, at the time of the Eagle Merger’s completion, 1,341,584 shares of Star Bulk common stock were issued in exchange for the 511,840 loaned shares of Eagle common stock (the “Eagle loaned shares”) outstanding in connection with Eagle’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). Upon the maturity date of the Convertible Notes on August 1, 2024, the issued 1,341,584 shares of Star Bulk common stock were cancelled upon return and 5,971,284 shares of Star Bulk common stock were issued for settlement of such Convertible Notes.

The results of operations of Eagle have been reflected in the Company’s consolidated income statement since the Effective Time. As a result, financial information of Eagle since April 9, 2024 is included in the unaudited interim condensed consolidated income statement for the nine-month period ended September 30, 2024.

The following unaudited supplemental pro forma consolidated financial information reflects the results of operations for the nine-month period ended September 30, 2024, as if the Eagle Merger had been consummated on January 1, 2023. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the Eagle Merger actually taken place on January 1, 2023. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations:

Nine months ended
September 30, 2024

Pro forma voyage revenues	$1,059,940
Pro forma operating income	306,708
Pro forma net income	246,732
Pro forma income per share, basic	2.17
Pro forma income per share, diluted	$2.13

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.          Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2024 Annual Report. During the nine-month period ended September 30, 2025, except for the accounting policy described below, there were no other significant changes to the Company’s significant accounting policies or recent accounting pronouncements issued that the Company expects to have a potential impact on its consolidated financial statements.

Available-for-Sale Debt Securities

In accordance with ASC 320, Investments—Debt Securities, debt securities that the Company does not intend to hold to maturity and that are not classified as trading are classified as available-for-sale (“AFS”). AFS securities are measured at fair value, with unrealized gains and losses recognized in Other Comprehensive Income/(Loss) and realized gains and losses reclassified in earnings when the securities are sold, mature, or are deemed impaired.

The Company evaluates its AFS debt securities for credit losses at least quarterly. The Company holds bonds issued by Attica Bank. As of September 30, 2025, no allowance for credit losses has been recorded on the AFS debt security, consistent with the Company’s assessment that the security is investment-grade and shows no indication of credit impairment. Interest income is accrued using the effective interest method and reported under Interest income and other income/(loss).

AFS securities are presented in the balance sheet as either current or non-current assets based on management’s intended use. AFS securities are classified as current assets when management intends to use the portfolio to fund current operations, regardless of whether disposal is planned within the next 12 months. Otherwise, they are classified as non-current assets.

3.          Transactions with related parties:

Details of the Company’s transactions with related parties did not change in the nine-month period ended September 30, 2025 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

Transactions and balances with related parties are analyzed as follows:

Balance Sheets
	December 31, 2024	September 30, 2025
Long-term investment
Interchart	$1,361	$1,275
Starocean	247	272
CCL Pool	125	125
Long-term investment	$1,733	$1,672

Due from related parties
Oceanbulk Maritime S.A. and its affiliates	2	2
Starocean	35	34
Due from related parties	$37	$36

Due to related parties
Management and Directors Fees	178	186
Oceanbulk Maritime S.A. and its affiliates	-	8
Iblea Ship Management Limited and its affiliates	3,096	1,875
Due to related parties	$3,274	$2,069

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.          Transactions with related parties - continued:

Income statements
	Nine months ended September 30,
	2024	2025
Voyage expenses:
Voyage expenses-Interchart	$(3,105)	$(3,105)
General and administrative expenses:
Consultancy fees	$(594)	$(596)
Directors compensation	(129)	(129)
Office rent - Combine Marine Ltd. & Alma Properties	(28)	(32)
General and administrative expenses - Oceanbulk Maritime S.A. and its affiliates	(130)	-
Management fees:
Management fees- Iblea Ship Management Limited and affiliates	$(1,865)	$(2,344)
Equity in income/(loss) of investee
Interchart	$55	$(86)
Starocean	(19)	25

4.          Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2024	September 30, 2025
Lubricants	$18,078	$18,980
Bunkers	60,511	41,991
Total	$78,589	$60,971

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and other fixed assets, net and Advances for vessels under construction:

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2024	$4,250,798	$(1,042,441)	$3,208,357
- Acquisition of vessels, vessel upgrades and other vessel costs	19,333	-	19,333
- Other fixed assets	214	-	214
- Vessel sales	(225,737)	71,601	(154,136)
- Depreciation for the period	-	(127,363)	(127,363)
Balance, September 30, 2025	$4,044,608	$(1,098,203)	$2,946,405

During the nine-month period ended September 30, 2025, the Company decided to opportunistically sell certain vessels and renew its fleet. Specifically, Bittern (which was actively marketed as of December 31, 2024), Star Omicron, Strange Attractor, Puffin Bulker, Star Canary, Star Petrel, Oriole, Star Georgia, Star Nighthawk, Star Danai, Star Goal and Star Owl were agreed to be sold and delivered to their new owners within this period. In addition, during the nine-month period ended September 30, 2025, the Company also agreed to sell Star Runner and Star Sandpiper which were delivered to their new owners in October 2025 (Note 16).

For the nine-month period ended September 30, 2025, the Company recognized a net loss on sale of vessels of $13,953, which is separately reflected in the unaudited interim condensed consolidated income statement for the corresponding period.

As of September 30, 2025, 118 of the Company’s vessels, having a net carrying value of $2,599,204, serve as collateral under certain of the Company’s loan facilities and were subject to first-priority mortgages (Note 8). Title of ownership is held by the relevant lenders for another two vessels with a carrying value of $38,028 to secure the relevant sale and lease back financing transactions (Note 7).

The amounts reported under “Acquisition of vessels, vessel upgrades and other vessel costs” in the table above, which were incurred during the nine-month period ended September 30, 2025, mainly include costs related to the Company’s continued technical upgrades to its fleet, such as the installation of ballast water management systems (“BWTS”) and Energy Saving Devices (“ESD”).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and other fixed assets, net and Advances for vessels under construction - continued:

Advances for vessels under construction:

During 2023, the Company entered into five firm shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of five 82,000 dwt Kamsarmax newbuilding vessels. Delivery of these vessels is scheduled progressively from March 2026 through October 2026.

The amounts shown in the consolidated balance sheets are analyzed as follows:

Balance, December 31, 2024	$27,526
- Pre-delivery yard installments and capitalized expenses	5,673
- Capitalized interest and finance costs	1,115
Balance, September 30, 2025	$34,314

As of September 30, 2025, the total aggregate remaining contracted price, including scrubber installation costs, for the five vessels under construction was $152,477, payable in periodic installments up to their deliveries, of which $130,425 is payable during the next twelve months ending September 30, 2026, and the remaining $22,052 is payable until their expected delivery from the shipyard in October 2026.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.          Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2024 and September 30, 2025 in connection with the time charter-in vessel arrangements with an initial term exceeding 12 months amounted to $181,618 and $161,324, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities, current and non-current” in the consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, is approximately 5.3%.

The time charter-in hire payments required to be made after September 30, 2025, for these outstanding operating lease liabilities are as follows:

Twelve month periods ending	Amount
September 30, 2026	$35,618
September 30, 2027	35,276
September 30, 2028	36,545
September 30, 2029	30,146
September 30, 2030	29,666
September 30, 2031 and thereafter	19,668
Total undiscounted lease payments	$186,919
Discount based on incremental borrowing rate	(25,595)
Present value of lease liability	$161,324
Operating lease liabilities, current	27,547
Operating lease liabilities, non-current	133,777

The weighted average remaining lease term of these charter-in vessel arrangements as of September 30, 2025 is 5.4 years. The charter-in hire expenses for the long-term charter-in arrangements for the nine-month periods ended September 30, 2024 and 2025 were $15,905 and $27,749, respectively, and are included under “Charter-in hire expenses” in the unaudited interim condensed consolidated income statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.          Operating leases - continued:

b) Office rental arrangements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2024 and September 30, 2025 in connection with the office rental arrangements amounted to $2,891 and $3,012, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities, current and non-current” in the consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, is approximately 5.2%. The office rental payments required to be made after September 30, 2025 for these outstanding operating lease liabilities are as follows:

Twelve month periods ending	Amount
September 30, 2026	$1,195
September 30, 2027	931
September 30, 2028	721
September 30, 2029	308
September 30, 2030	101
September 30, 2031 and thereafter	-
Total undiscounted lease payments	$3,256
Discount based on incremental borrowing rate	(244)
Present value of lease liability	$3,012
Operating lease liabilities, current	1,102
Operating lease liabilities, non-current	1,910

The weighted average remaining lease term of these office rental arrangements as of September 30, 2025 is 3.2 years. The lease expenses for these office rental arrangements for the nine-month periods ended September 30, 2024 and 2025 were $979 and $1,252, respectively, and are included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.          Lease financings:

Details of the Company’s lease financings are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

The Company’s lease financings bear interest at Secured Overnight Finance Rate (“SOFR”) plus a margin. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the unaudited interim condensed consolidated income statements (Note 8).

The principal payments required to be made after September 30, 2025 for the Company’s outstanding finance lease obligations recognized on the balance sheet as of that date are as follows:

Twelve month periods ending	Amount
September 30, 2026	$2,731
September 30, 2027	2,731
September 30, 2028	2,731
September 30, 2029	4,042
September 30, 2030	1,023
September 30, 2031 and thereafter	-
Total bareboat lease minimum payments	$13,258
Unamortized lease issuance costs	(24)
Total bareboat lease minimum payments, net	$13,234
Lease financing short term	2,731
Lease financing long term, net of unamortized lease issuance costs	10,503

8.          Long-term bank loans & Revolving facilities:

Details of the Company’s credit facilities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report and supplemented by the new financing activities presented below.

New Financing activities during the nine-month period ended September 30, 2025

i) ING $185,000 Facility:

On January 22, 2025, the Company entered into a loan agreement with ING Bank N.V., London Branch (“ING”) for a loan amount of up to $185,000 (the “ING $185,000 Facility”), which was drawn on January 24, 2025 and the proceeds of which were used to refinance the outstanding amount of the then existing ING Facility, as discussed below, and for general corporate purposes. The ING $185,000 Facility is repayable in 20 equal consecutive quarterly installments of $8,810 and a balloon payment of $8,810, due in January 2030, along with the last installment, and is secured by first priority mortgages on the vessels Star Alessia, Star Magnanimus, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Mona, Star Flame, Star Elizabeth, Madredeus, Star Vega, Star Capoeira, Star Carioca, Star Subaru, Star Lambada, Star Macarena and Star Lutas, which were previously part of the collateral securing the then existing ING Facility.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term bank loans & Revolving facilities - continued:

ii) Fubon $43,000 Facility:

On March 14, 2025, the Company entered into a loan agreement with Taipei Fubon Commercial Bank Co., Ltd. for a loan amount of up to $43,000 (the “Fubon $43,000 Facility”), which was drawn on March 26, 2025 in order to refinance the vessels Peloreus and Leviathan, which were previously under the then existing ING Facility. The Fubon $43,000 Facility is repayable in 20 equal consecutive quarterly installments of $1,075 and a balloon payment of $21,500, due in March 2030, along with the last installment and is secured by first-priority mortgages on the aforementioned vessels.

iii) ESUN $130,000 Facility:

On April 10, 2025, the Company entered into a loan agreement with E.SUN Commercial Bank Ltd. for a loan amount of up to $130,000 (the “ESUN $130,000 Facility”) for the post-delivery financing of five of the Kamsarmax vessels currently under construction (Note 5). The ESUN $130,000 Facility will mature seven years after drawdown date and will be secured by first priority mortgages on five of the vessels under construction when delivered.

iv) ABN Revolving Facility:

On May 30, 2025, the Company entered into an agreement with ABN AMRO Bank N.V. (“ABN AMRO”) for a senior secured revolving credit facility in a principal amount of up to $50,000 (the “ABN Revolving Facility”) in order to finance working capital requirements. Amounts under the ABN Revolving Facility are available to be drawn for, and are repayable within, 12 months from the date of the agreement, with an option to extend the repayment for an additional 12 months upon mutual agreement. Each amount drawn under the ABN Revolving Facility will be secured by first priority mortgage on the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole.

v) NBG Revolving Facility:

On June 25, 2025, the Company entered into an agreement with National Bank of Greece S.A. (“NBG”) for a secured revolving credit facility in a principal amount of up to $65,000 (the “NBG Revolving Facility”) in order to finance working capital requirements. The NBG Revolving Facility is available for three years after the date of the agreement, and each amount drawn under the facility will be repayable within one year from the date of such borrowing.  Each drawn amount under the NBG Revolving Facility will be secured by first priority mortgage on the vessels Star Pauline, Star Borneo, Star Marilena, Star Bueno, Star Angie, Star Kamila, Star Sophia and Star Nina.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term bank loans & Revolving facilities - continued:

Prepayments

In addition to the scheduled repayments during the nine-month period ended September 30, 2025 and in connection with the refinancing described above and the sale of vessels described in Note 5, the Company prepaid the following amounts: i) $35,715 corresponding to the outstanding amount under the ABN AMRO $97,150 Facility secured by the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole, ii) $154,920 corresponding to the outstanding amount under the then existing ING Facility, iii) $7,800 corresponding to the outstanding amount of the then existing SEB $39,000 Facility secured by the vessels Star Marilena, Star Borneo and Star Bueno, iv) $28,410 corresponding to the total outstanding loan amount of the vessels Star Luna, Star Astrid, Star Genesis, Star Electra and Star Monica under the DNB $107,500 Facility and v) $50,137 corresponding to the respective outstanding loan amounts of the vessels agreed to be sold as discussed in Note 5.

As of December 31, 2024 and September 30, 2025, the Company was required to maintain minimum liquidity, not legally restricted, of $75,500 and $69,500, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2024 and September 30, 2025, the Company was required to maintain a minimum liquidity, legally restricted (including the cash collateral required under certain of the Company’s forward freight agreements (“FFAs”), as described in Note 13), of $15,814 and $14,804, respectively. The decrease in restricted cash is mainly attributable to the decrease in collateral required under certain of the Company’s financial instruments (Note 13).

As of September 30, 2025, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements and lease financings (Note 7), which are described above and in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

All of the Company’s bank loans bear interest at SOFR plus a margin. The weighted average interest rate (including the margin) related to the Company’s debt, including lease financings (Note 7) and taking into account the interest rate swaps, for the nine-month periods ended September 30, 2024 and 2025 was 6.59% and 5.95%, respectively. The commitment fees incurred during the nine-month periods ended September 30, 2024 and 2025 were nil and $130, respectively. As of September 30, 2025, the Company had an aggregate amount of $245,000 available to be drawn under the i) ESUN $130,000 Facility, ii) the ABN Revolving Facility and iii) the NBG Revolving Facility.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term bank loans & Revolving facilities - continued:

The principal payments required to be made after September 30, 2025 for the outstanding bank debt as of that date are as follows:

Twelve month periods ending	Amount
September 30, 2026	$195,437
September 30, 2027	272,020
September 30, 2028	245,790
September 30, 2029	195,343
September 30, 2030	95,260
September 30, 2031 and thereafter	54,858
Total Long-term bank loans & Revolving facilities	$1,058,708
Unamortized loan issuance costs	(5,608)
Total Long-term bank loans & Revolving facilities, net	$1,053,100
Current portion of long-term bank loans & Revolving facilities	195,437
Total current portion of long term debt	195,437
Long-term bank loans & Revolving facilities, net of current portion and unamortized loan issuance costs	857,663

The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated income statements are analyzed as follows:

	Nine months ended September 30,
	2024	2025
Interest on financing agreements	$72,249	$54,290
Less: Interest capitalized	(861)	(1,114)
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Loss	(4,287)	(551)
Amortization of debt (loan & lease) issuance costs	2,664	2,419
Other bank and finance charges	746	778
Interest and finance costs	$70,511	$55,822

During the nine-month period ended September 30, 2025, in connection with the loan prepayments described above, the Company wrote off an amount of $1,094 of unamortized debt issuance costs and incurred prepayment fees of $75, which are included under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period. During the nine-month period ended September 30, 2024, the Company wrote off an amount of $954 of unamortized debt issuance costs and incurred other expenses of $58 in connection with certain loan prepayments, which are included under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.          Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s preferred shares and common shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

During the nine-month period ended September 30, 2025, the Company issued 1,237,715 common shares to the Company’s directors and employees in connection with its equity incentive plans (Note 11).

On August 6, 2025, the Company’s Board of Directors cancelled the previous share repurchase program under which $20,376 was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $100,000 (together with the previous authorized share repurchase programs, the “Share Repurchase Program”). The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, the share price, alternative uses of capital and other factors. The Company is not obligated under the terms of the Share Repurchase Program to repurchase any of its common shares. The Share Repurchase Program has no expiration date and may be suspended or terminated by the Company’s Board of Directors at any time without prior notice. Common shares purchased as part of this program will be cancelled by the Company.

During the nine-month period ended September 30, 2025, under the Share Repurchase Program, as described above, the Company repurchased 4,657,903 common shares in open market transactions at an average price of $16.20 per share for an aggregate consideration of $75,467, including commissions. All repurchased shares under the Share Repurchase Program were cancelled and removed from the Company’s share capital as of September 30, 2025.

Pursuant to its dividend policy, during the nine-month period ended September 30, 2025, the Company declared and paid cash dividends of $21,829, or $0.19 per common share.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.          Earnings per Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding for the nine-month periods ended September 30, 2024 and 2025. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings per share gives effect to stock awards and restricted stock units using the treasury stock method, unless the impact is anti-dilutive.

The Company calculates basic and diluted earnings per share as follows:

	Nine months ended September 30,
	2024	2025
Income :
Net income	$262,208	$19,020

Basic earnings per share:
Weighted average common shares outstanding, basic	103,364,099	115,551,743
Basic earnings per share	$2.54	$0.16

Effect of dilutive securities:
Dilutive potential common shares	2,181,573	356,578

Weighted average common shares outstanding, diluted	105,545,672	115,908,321

Diluted earnings per share	$2.48	$0.16

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.          Equity Incentive Plans:

Details of the Company’s equity incentive plans and share awards granted through December 31, 2024 are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

In May 2025, the Company’s Board of Directors adopted the 2025 Equity Incentive Plan (the “2025 Plan”) and reserved for issuance 1,245,000 common shares thereunder. On May 7, 2025, all of the 1,245,000 restricted common shares were granted to certain directors, officers and employees, of which 717,450 restricted common shares vest in November 2025, 403,947 restricted common shares vest in May 2026 and the remaining 123,603 common shares vest in May 2028. The fair value of each share was $14.96 based on the closing price of the Company’s common shares on the grant date.

The share-based compensation cost for the nine-month periods ended September 30, 2024 and 2025, which is included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements, amounted to $13,271 and $13,681, respectively.

A summary of the status of the Company’s non-vested restricted shares as of September 30, 2025 and the movement during the nine-month period ended September 30, 2025 is presented below.

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2025	358,791	$24.97
Granted	1,680,450	14.96
Vested	(666,741)	18.95
Unvested as at September 30, 2025	1,372,500	$15.64

As of September 30, 2025, the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $8,559 and is expected to be recognized over the weighted average period of 0.96 years. During the nine-month period ended September 30, 2025, the Company paid $170 for dividends to shareholders of non-vested shares.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.          Commitments and Contingencies:

a)          Commitments:

The following tables set forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as of September 30, 2025.

Charter party arrangements:

	Twelve month periods ending September 30,
+ inflows/ - outflows	Total	2026	2027	2028	2029	2030	2031 and thereafter
Future, minimum, non-cancellable charter revenues (1)	$164,829	$153,516	$11,313	$-	$-	$-	$-

Total	$164,829	$153,516	$11,313	$-	$-	$-	$-

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of September 30, 2025, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of September 30, 2025 and ii) the remaining minimum duration of each non-cancellable time charter agreement.

Other commitments:

	Twelve month periods ending September 30,
+ inflows/ - outflows	Total	2026	2027	2028	2029	2030	2031 and thereafter
Future minimum charter-in hire payments (1)	(2,661)	(2,661)	-	-	-	-	-
Vessel BWTS upgrades and ESD (2)	(4,123)	(4,123)	-	-	-	-	-
Total	$(6,784)	$(6,784)	$-	$-	$-	$-	$-

(1)	The amounts represent the Company’s commitments under the existing, as of September 30, 2025, time charter-in arrangements for third party vessels other than those described in Note 6.

(2)	The amounts represent the Company’s commitments as of September 30, 2025 for installation of BWTS upgrades and ESD on its vessels to comply with environmental regulations.

The Company has outstanding commitments under vessel construction contracts as of September 30, 2025, as described in Note 5 “Vessels and other fixed assets, net and Advances for vessels under construction”.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.          Commitments and Contingencies - continued:

b)          Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

The Company is involved in non-material legal proceedings and may become involved in other legal matters arising in the ordinary course of its business, principally personal injury and property casualty claims. Generally, we expect that such claims would be covered by insurance, subject to customary deductibles.

Certain routine non-material commercial claims have been asserted against the Company, or by the Company against charterers, that relate to contractual disputes with certain of our charterers. The nature of these disputes involves disagreements over losses claimed by charterers, or by the Company, during or as a result of the performance of certain charters, including, but not limited to, delays in the performance of the charters and off-hire during the charters. The related legal proceedings are at various stages of resolution.

As part of the Eagle Merger, the Company acquired a subsidiary involved in a legal case concerning environmental compliance. As previously disclosed, that subsidiary has now pleaded guilty to one count alleging failure to maintain an accurate oil record book on board a vessel in violation of The Act to Prevent Pollution from Ships (“APPS”), accepted to enter into the relevant plea agreement (the “Agreement”), pay a fine of $1,750 (for which the Company had already posted a surety bond as security for any potential fines) and serve a four-year term of probation during which eight of the Company’s vessels will be required to adhere to a monitored environmental compliance plan. On October 16, 2025 the U.S. District Court Judge in the Eastern District of Louisiana accepted the guilty plea, approved the Agreement, imposed the agreed upon sentence and placed the subsidiary on a 4-year term of probation with standard and customary conditions of probation. The Company does not believe that this matter will have a material impact on the Company, its financial condition, or results of operations.

Currently, other than as disclosed above, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the unaudited interim condensed consolidated financial statements. In accordance with U.S. GAAP, the Company accrues for a contingent liability when it is probable that such a liability has been incurred and the amount of loss can be reasonably estimated.

The Company evaluates its outstanding legal proceedings to assess its contingent liabilities and adjusts such liabilities, as appropriate, based on management’s best judgment after consultation with counsel. There is no assurance that the Company’s contingent liabilities will not need to be adjusted in the future.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging:

Fair value on a recurring basis:

Interest rate swaps

Details of the Company’s interest rate swaps are discussed in Note 18 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

Until March 31, 2025, all of the Company’s interest rate swaps were designated and qualified as cash flow hedges and the effective portion of the unrealized gains/losses was recorded in “Other Comprehensive Income/(Loss)”. On April 1, 2025, all of these were de-designated from cash flow hedges since they no longer met the hedging relationship criteria, and the gain from the de-designated interest rate swaps along with the interest received, which  amounted to $751, is separately reflected under “Gain/(Loss) on derivative financial instruments, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

As of September 30, 2025, the Company had no interest rate swaps in place.

In addition, during the nine-month period ended September 30, 2025, in connection with the prepayment of the then existing ING Facility and SEB $39,000 Facility (Note 8), the Company early terminated the two related interest rate swap agreements and recorded a gain of $771, which is included under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

Freight Derivatives and Bunker Swaps

The results of the Company’s freight derivatives and bunker swaps for the nine-month periods ended September 30, 2024 and 2025 and the valuation of their open positions as of December 31, 2024 and September 30, 2025 are presented in the tables below.

The amounts of Gain / (Loss) on interest rate swaps, freight derivatives, foreign currency forward contracts and bunker swaps recognized in the unaudited interim condensed consolidated income statements are analyzed as follows:

	Nine months ended September 30,
	2024	2025
Consolidated Income Statement
Gain/(Loss) on derivative financial instruments, net
Realized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	175	1,192
Urealized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	(1,880)	(441)
Realized gain/(loss) of foreign currency forward contracts	103	-
Total Gain/(loss) recognized	$(1,602)	$751

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss)	4,287	551
Total Gain/(loss) recognized	$4,287	$551

Gain/(Loss) on FFAs and bunker swaps, net
Realized gain/(loss) on FFAs	(10,080)	1,447
Realized gain/(loss) on bunker swaps	63	1,811
Unrealized gain/(loss) on FFAs	5,809	608
Unrealized gain/(loss) on bunker swaps	(31)	340
Total Gain/(loss) recognized	$(4,239)	$4,206

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2024 and September 30, 2025, based on Level 1 quoted market prices in active markets.

		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2024		September 30, 2025
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
FFAs - current	Derivatives, current asset portion	$65	$-	$673	$-
Bunker swaps - current	Derivatives, current asset portion	63	-	403	-
Total		$128	$-	$1,076	$-

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2024 and September 30, 2025 amounted to $732 and $35, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets (Note 8).

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2024 and September 30, 2025, based on Level 2 observable market based inputs or unobservable inputs that are corroborated by market data.

		Significant Other Observable Inputs (Level 2)
		December 31, 2024		September 30, 2025
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$-	$2,049	$-	$-
Interest rate swaps - non-current	Derivatives, non-current asset portion	-	330	-	-
Total		$-	$2,379	$-	$-

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans, revolving facilities and lease financings (Level 2), bearing interest at variable interest rates, approximates their recorded values as of September 30, 2025 due to the variable interest rate nature thereof.

Investment in debt security

In June 2025, the Company acquired a Tier 2 subordinated bond issued by Attica Bank with a principal amount of €800,000 and a fixed annual interest rate of 7.375%. The bond was issued on June 13, 2025, matures on June 13, 2035, and is listed on the Luxembourg Stock Exchange. This investment was made as part of the Company’s short-term cash and liquidity management strategy.

The bond is classified as an available-for-sale (“AFS”) debt security under U.S. GAAP in accordance with ASC 320. The investment is included under “Other current assets” in the consolidated balance sheet as of September 30, 2025 and the unrealized gain/loss of the AFS Debt security is recorded in “Other Comprehensive Income/(Loss)”.

The amortized cost and fair value of AFS debt security, based on its quoted price in active market (Level 1), as of September 30, 2025, are summarized as follows:

		September 30, 2025
	Balance Sheet Location	Amortized Cost	Unrealized gain/(loss)	Fair value

AFS Debt Security	Other current assets	$914	$94	$1,008
		$914	$94	$1,008

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.          Other operational gain:

During the nine-month period ended September 30, 2025, the Company recorded a gain of $14,650 under “Other Operational Gain” in the unaudited interim condensed consolidated income statement. This gain includes: (a) insurance proceeds of $2,298 pursuant to war risk insurance policy in connection with the prolonged detainment of one of the Company’s vessels in Ukraine in 2022; (b) the extinguishment of a $4,066 liability related to a supplier that the Company no longer expects to require settlement; (c) the reversal of previously accrued expenses totaling $5,200, following the Company’s determination that no further invoices would be received to settle these accruals; and (d) $3,086 derived from various insurance claims. During the nine-month period ended September 30, 2024, the Company recorded a gain of $4,410, primarily derived from various insurance claims.

15.          Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the nine-month periods ended September 30, 2024 and 2025, as presented in the unaudited interim condensed consolidated income statements:

	Nine months ended September 30,
	2024	2025

Time charters	$527,321	$501,427
Voyage charters	429,891	238,622
Pool revenues	(670)	1,864
	$956,542	$741,913

As of September 30, 2025, trade accounts receivable from voyage charter agreements decreased to $16,494 from $24,512 as of December 31, 2024 and are presented under “Trade accounts receivable, net” in the unaudited consolidated balance sheets. The outstanding balance is mainly affected by the timing of commencement of revenue recognition and from the lower charter rates prevailing during the nine-month period ended September 30, 2025. No write-off was recorded in periods presented in connection with the voyage charter agreements.

Further, as of September 30, 2025, capitalized contract fulfilment costs which are recorded under “Other current assets” decreased by $2,402 compared to December 31, 2024, to $2,031 from $4,433. The outstanding balance is mainly affected by the timing of commencement of revenue recognition.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $6,075 as unearned revenue related to voyages charter agreements in progress as of December 31, 2024, which were recognized in earnings in the nine-month period ended September 30, 2025 as the performance obligations were satisfied in that period. In addition, the Company recorded $6,487 as unearned revenue related to voyage charter agreements in progress as of September 30, 2025, which is presented under “Deferred revenue” in the consolidated balance sheets and will be recognized in earnings within one year as the performance obligations will be satisfied.

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts (included within “Time charters” in the above table) was $41,741 and $23,223 for the nine-month periods ended September 30, 2024 and 2025, respectively, and did not include the fuel cost savings gained from the scrubber-fitted vessels which were employed under voyage charter agreements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.          Voyage revenues - continued:

Demurrage income for the nine-month periods ended September 30, 2024 and 2025 amounted to $16,179 and $8,778, respectively, and is included within “Voyage charters” in the above table.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool, deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the nine-month periods ended September 30, 2024 and 2025 was $(649) and $1,864, respectively, and is included within “Pool Revenues” in the table above. The remaining amount of ($21) for the nine-month period ended September 30, 2024, refers to other participation adjustments deriving from profit sharing from participation in charter-in agreements with other parties.

As discussed in Note 1, during the nine-month periods ended September 30, 2024 and 2025, respectively, the Company chartered-in a number of third-party vessels to increase its operating capacity in order to satisfy its clients’ needs. Revenues generated from those charter-in vessels during the nine-month periods ended September 30, 2024 and 2025 amounted to $57,292 and $64,134, respectively, and are included in “Voyage revenues” in the consolidated income statements, out of which $22,335 and $29,041, respectively, constitute sublease income deriving from time charter agreements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.          Subsequent Events:

a)	On October 21, 2025, the Company prepaid $6,935 corresponding to the outstanding loan amount of the vessel Star Wave under the CEXIM $57,564 Facility.

b)	On October 21, 2025 and October 31, 2025, the vessels Star Runner and Star Sandpiper were delivered to their new owners, respectively.

c)
In November 2025, the Company entered into a committed term sheet with DNB Bank ASA for a loan facility of up to $100,000 (the “New DNB $100,000 Facility”). The facility amount will be used to refinance the outstanding amount under the existing DNB $100,000 Facility as well as to replenish cash used to prepay the DNB $107,500 Facility (Note 8) and the outstanding loan amount of the vessel Star Wave, as described above. The New DNB $100,000 Facility will mature 5 years after the drawdown and will be secured by first priority mortgages on 13 vessels.

d)
On October 31, 2025, the Company entered into three novation and amendment agreements with Hengli Shipbuilding (Singapore) Pte. Ltd. and Hengli Shipbuilding (Dalian) Co. Ltd. for the acquisition of three 82,000 dwt Kamsarmax newbuilding vessels that are currently under construction. The three vessels are scheduled to be delivered within the three-month period ending September 30, 2026.

e)
On November 18, 2025, pursuant to the Company's dividend policy, the Company's Board of Directors declared a quarterly cash dividend of $0.11 per share payable on or about December 18, 2025 to all shareholders of record as of December 5, 2025.

f)
Subsequent to September 30, 2025, pursuant to the Share Repurchase Program, the Company repurchased 455,071 shares in open market transactions at an average price of $18.5 per share, for an aggregate consideration of $8,417.